

January 13, 2012

Via E-mail
Stefan Krause
Chief Financial Officer
Deutsche Bank Aktiengesellschaft
Taunusanlage 12, 60325 Frankfurt am Main
Federal Republic of Germany

> **Re:** **Deutsche Bank Aktiengesellschaft**
> **Form 20-F for Fiscal Year Ended December 31, 2010**
> **Filed March 15, 2011**
> **Form 6-K**
> **Filed October 25, 2011**
> **File No. 001-15242**

Dear Mr. Krause:

We have reviewed your response letter dated October 12, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2010
Risk Factors, page 6
Transactions with counterparties in countries designated by the U.S. State Department as state sponsors of terrorism…., page 17

1. We note your response to comment five in our letter dated September 20, 2011. Please discuss for us the materiality of your contacts with Cuba when considered in light of qualitative factors, such as the type(s) of products and activities for which you have provided financing to counterparties domiciled in Cuba. Also, in furtherance of your goal of providing transparency to those investors who do not invest in companies associated with business in U.S.-designated state sponsors of terrorism, in future filings please identify Cuba in this risk factor as a country

with and/or in which you do business.

2. We note your response to comment six. Please address the applicability of Section 104(c) of CISADA and Section 561.201 of the corresponding Iranian Financial Sanctions Regulations, and how these may impact or have impacted your business.

Item 5. Operating and Financial Review and Prospectus
Amendments to IAS 39 and IFRS 7, "Reclassification of Financial Assets," page 66

3. We note your response to previous comment 8, including your proposed disclosure regarding the subsequent sales during 2010 and 2011 of certain assets that were previously reclassified under IAS 39 into the loans classification. For each the 2010 sales and the 2011 sales, please provide us with a detail of the assets sold that were previously reclassified under IAS 39 into the loans classification by type of assets. For each type of asset that was sold, please more clearly identify your basis under IAS 39 for concluding that the sales did not call into question the continued classification of the remaining assets that were previously reclassified to loans. For regulatory changes, please specify which regulatory changes you are referring to, and clearly differentiate the regulatory changes that resulted in the sales in 2010 from those changes resulting in sales in 2011. Confirm that all sales that resulted from a given regulatory change were in the same period.

Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk
Credit Risk – Maximum Exposure to Credit Risk, page 147

4. Your response to prior comment 11 indicates that "household loans," as referred to in your disclosure, include both mortgage and non-mortgage loans, which are comprised of installment loans, credit lines, credit cards, and private wealth management lending. Your response also indicates that you consider household loans to be homogenous in nature and that you evaluate credit risk on a portfolio basis. Typically, we note that other large financial institutions evaluate mortgage loans separately from consumer finance loans when evaluating credit risk, due in part to the fact that mortgage loans have underlying collateral. Please tell us the amount of mortgage and non-mortgage loans you held in your household loans portfolio for each period end (annual and interim). If the balance of each mortgage and non-mortgage loans respectively are significant, please consider presenting these two loan categories separately within your disclosure and revise your narrative disclosure to address the credit risk characteristics of mortgage and non-mortgage loans separately.

Item 18. Financial Statements
Impairment of Loans and Provision for Off-Balance Sheet Positions, page F-24

5. Your response to prior comment 15 indicates that for collectively assessed loans, the timing of a write-off varies across loan types. In future filings, please disclose the number of days past due at which write-off occurs for each of these loan types.

Note 16. Financial Assets Available for Sale, page F-105

6. Refer to your response to prior comment 20 related to the disclosures of your available-for-sale portfolio. While we note your existing disclosure regarding certain exposures as cited in your response, we continue to believe that additional disclosure related to your available-for-sale portfolio would be helpful to give readers greater perspective on the potential magnitude of future impairment risk. Please address the following:

   •   In future filings, please revise Note 16 to present both the fair value and the original carrying value in order to allow the reader to more easily gauge the extent to which such securities are in an unrealized loss position. Alternative, please provide such disclosure in your MD&A. Please provide us with this information as of December 31, 2010 and 2011 in your response.

   •   As indicated in your response to previous comment 20, the largest exposures in your available-for-sale portfolio are debt securities issued to foreign governments and corporates. We note the additional disclosure referred to in your response as well as your disclosure on pages 35-38 of Exhibit 99.1 of your Form 6-K filed October 25, 2011. To the extent you have significant individual concentrations within your Corporate portfolio that are in an unrealized loss position, please revise your MD&A in future filings to discuss these specific exposures within the Corporate portfolio which are significantly underwater, providing quantification of the unrealized losses on these exposures within these portfolio classes. Specifically discuss how you considered these exposures for impairment.

   •   If you believe you do not have significant corporate debt securities that were in an unrealized loss position that would warrant disclosure, please provide us with supporting information to support that conclusion.

Form 6-K Filed October 25, 2011
Exhibit 99.1 – Interim Report as of September 30, 2011
Other Contingencies – Litigation, page 79

7. Please refer to the following regarding your response to prior comments 22, 23

and 24, including your proposed future disclosure as well as your disclosure here:

- You disclose on page 79 that "In extremely rare cases where losses are probable it may not be possible to reliably estimate the losses." As of both December 31, 2010 and 2011, please tell us the number of cases where losses are probable where you determined it was not possible to reliably estimate the losses.

- Further, please tell us in greater detail the factors that were present that prevent you from being able to estimate losses and the typical circumstances or types of cases where this occurs.

- You disclose that "Additionally, certain information regarding such proceedings has not been disclosed because the Group has concluded that the disclosure can be expected to seriously prejudice their outcome." Please confirm that you have disclosed all significant proceedings in your disclosure, and only omitted certain information about those proceedings pursuant to the guidance in paragraph 92 of IAS 37. Additionally, tell us the nature of the information that has not been disclosed.

You may contact Brittany Ebbertt at (202) 551-3572 or Kevin Vaughn at (202) 551-3493 if you have questions regarding comments on the financial statements and related matters. Please contact Sebastian Gomez Abero at (202) 551-3578 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director